UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
Name:	Geoffrey Davis
Title:	Chief Financial Officer

Date: February 8, 2013

EXHIBIT INDEX

Exhibit No.	Description

4.1	Second Supplemental Indenture, dated February 8, 2013, to the indenture dated May 17, 2010 incorporated by reference as Exhibit 4.1 of the Registration Statement on Form F-4 of the Company filed on August 13, 2010 (File No. 333-168823-12)

99.1	Press Release

99.2	Notice of early redemption to the holders of Melco Crown Entertainment Limited RMB 2,300,000,000 3.75% Bonds due 2013